Action Without Meeting by Shareholders of Protect Pharmaceuticals Corporation, a Nevada Business Corporation

Now comes Una J. Taylor, owner of a majority of the stock of the above corporation, and takes the following actions without a meeting, pursuant to Nev. Rev. Stat. 78.310, and by Section 2.11 of the Bylaws of the Corporation, which allows action without meeting by action without a meeting if a consent in writing, setting forth the action so taken, will be signed by shareholders holding at least a majority of the shares entitled to vote at such meeting.

Note that this consent explicitly permits and consents to director action in the economic interest of shareholder Una J. Taylor, as is permitted by Nev. Rev. Stat. 78.140(2)(b).

The shareholders hereby take the following actions:

a. Una J. Taylor, 4876 Cecile Avenue, Las Vegas, NV 89115, and Mr. Wajed Salem, same address are hereby re-elected as Directors, and the terms of any and all other persons are hereby terminated, Ms. Taylor and Mr. Salem are to serve until a successor is nominated, elected, and agreed to serve. A Board of two directors is permitted under Nev. Rev. Stat. 78.115 and the corporation's bylaws Section 3.02.

b. Ms. Taylor, as majority shareholder, hereby consents to the actions of the Board of Directors of this date which are recorded in the Resolutions attached to this Shareholder's Action.

c. The shareholders also affirm and resolve that all Ms. Taylor's actions to this date are hereby ratified and affirmed, and shall, if necessary, be supported by indemnification and defense by the corporation to the full extent of any costs she may decide should be incurred to defend same, including attorney's fees and court costs, if any.

Action taken this 28th day of January 2019

Una J. Taylor

Wajed Salem, Director

Action without meeting by all members of the Board of Directors of Protect Pharmaceuticals Corporation, a Nevada Business Corporation

Now comes Una J. Taylor, sole Director of the above-referenced corporation, pursuant to the corporation's Bylaws Sections 3.01 and 3.14 and Nev. Rev. Stat. No. 78.315, as well as 78.120 and 78.135, and takes the following actions:

a. Adopts, ratifies, and approves all actions by Una J. Taylor in any individual or officer capacity for the Corporation to date, and agrees to indemnify and defend her actions, including these actions, to the full extent of any costs she directs the Corporation to incur, including court costs and attorney's fees, if any.

b. Elects Una J. Taylor to serve as Chief Executive Officer, President, Corporate Secretary, and Treasurer, until a successor shall be duly elected, nominated, and qualified.

c. Affirms or Cancels and disaffirms, stating same no longer to be in effect because either never signed or now disapproved by the Board, the following past transactions by the corporation:

1. Affirmed:

Exhibit 1, attached to this Action of Directors Without Meeting

2. Canceled and Disaffirmed:

Exhibit 2, attached to this Action of Directors Without Meeting, lists all transactions either canceled or disaffirmed

Action taken this 30th day of January 2019

Una J. Taylor, Director

Wajed Salem, Director